SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TransCanada 401(k) and Savings IBEW 486 Plan
TransCanada USA Services Inc., 717 Texas Street, Suite 2400
Houston, Texas 77002

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TransCanada Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

TRANSCANADA 401(k) AND SAVINGS IBEW 486 PLAN

TRANSCANADA 401(k) AND SAVINGS IBEW 486 PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (thousands of dollars)	2013	2012
Assets
Investments at fair value (Note 3)	$6,696	5,047
Notes receivable from participants	124	119
Employer contribution receivable	1	1
Net Assets Available for Benefits	$6,821	5,167

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(k) AND SAVINGS IBEW 486 PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (thousands of dollars)	2013	2012
Additions
Contributions
Employee contributions	$515	451
Employer contributions	258	224
	773	675
Investment Income
Net appreciation in fair value of investments (Note 3)	964	425
Interest and dividend income	313	196
Total Additions	2,050	1,296

Deductions
Benefits paid to participants	395	576
Administrative expenses	1	1
Total Deductions	396	577
Increase in Net Assets Available for Benefits	1,654	719
Net Assets Available for Benefits
Beginning of Year	5,167	4,448
End of Year	$6,821	5,167

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(k) AND SAVINGS IBEW 486 PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1:                 DESCRIPTION OF PLAN

The TransCanada 401(k) and Savings IBEW 486 Plan (the Plan) is a defined contribution plan that provides retirement benefits for employees of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries that have attained the age of 21 and are covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers (IBEW) 486. The Plan excludes employees hired under the Company’s student program.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Board of Directors of TCUSA has appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets.

Employee and Employer Contributions

Each year, participants may elect to defer a percentage of their eligible compensation into the Plan subject to an annual limit of the lesser of 60 per cent of their eligible compensation or $17,500 (2012 - $17,000), subject to certain limitations under the Internal Revenue Code (the Code). Participants age 50 or older who make deferral contributions may also make catch-up contributions of up to $5,500. The Company will match 100 per cent of each participant’s contributions up to a maximum of five per cent of the participant’s compensation for the Plan year. To be eligible for employer-matching contributions participants must have completed one year of service. Participants may contribute amounts transferred to the Plan from another qualified plan at the participant's request (rollover).

Participant Accounts

Each participant’s account is credited with the participant’s and Company's contribution and an allocation of the Plan earnings. Earnings are allocated from a particular fund based on the ratio of a participant’s account invested in the fund to all participants’ investments in that fund. Plan expenses are generally paid by the Company, which is the Plan Sponsor. Participant accounts are charged an administration fee related to their outstanding loans.

Participants are responsible for investment decisions relating to the investment of assets in their account. The Trustee carries out all investing transactions on behalf of the participant. In the event investment instructions are not received from the participant, the investment contributions are allocated to the Plan's qualified default option, Fidelity Freedom K target date funds, based upon the participant's expected retirement date.

Investment in TransCanada Corporation

Stock of TransCanada Corporation (TransCanada), indirect parent company of TCUSA, is available to participants in the Plan. Participants may allocate up to 10 per cent of contributions into TransCanada stock. Participants may elect to exchange up to 10 per cent of their existing account balance into TransCanada stock, subject to a 10 per cent maximum account value. Additionally, no more than 10 per cent of any rollover contribution can be invested in TransCanada stock.

Vesting

Participants are immediately vested in their contributions, including rollovers, employer contributions and any earnings thereon. Employee rollovers are amounts transferred to the Plan from another qualified plan at the participant’s request.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding note balance in their account during the prior 12 month period or 50 per cent of their vested account balance. Note terms range from one to five years for general notes or up to 10 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term. The interest rate on notes outstanding at December 31, 2013 was 4.25 per cent (2012 - 4.25 per cent to 6.0 per cent). Principal and interest are paid through payroll deductions.

A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due. In the event of a default or termination of employment the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.

Payment of Benefits

Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship. Distributions are made in the form of a lump-sum payment or a rollover to another qualified account.

A participant’s normal retirement age is 65, however, a participant may elect to withdraw all or a portion of his or her contributions after the age of 59½, subject to certain conditions. Participants may receive benefits commencing on or after the age of 55 provided they have terminated their employment with the Company.

Forfeitures

As participants are immediately 100 per cent vested in their account balance, there are no forfeitures.

Administrative Expenses

The Plan Administrator is responsible for filing all required reports on behalf of the Plan.  The Company provides or pays for certain accounting, legal and management services on behalf of the Plan. The Company has not charged the Plan for these expenses or services.

Plan Termination

Although it has not expressed any intent to do so, with approval from its Board of Directors, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would be 100 per cent vested in their accounts.

NOTE 2:                 SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year. Realized gains and losses from security transactions are reported on the average cost basis.

Purchases and sales of securities are recorded on a trade-date basis.

Notes Receivable

Notes Receivable from Participants includes the unpaid principal balance plus accrued interest. Defaulted notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3:                 INVESTMENTS

Participants direct the investment of their account balances into a broad range of investment securities offered by the Plan, including common stock and mutual funds.  Investment securities are exposed to various risks, such as counterparty credit risk, liquidity risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

The Plan’s exposure to credit loss in the event of nonperformance of investments managed by the Trustee is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

Fair Value Hierarchy

The Plan’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant outputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. There were no Level II or Level III investments or transfers between levels in 2013 or 2012.

Common Stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual Funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Financial assets measured at fair value on a recurring basis are classified in the Level I fair value category as follows.

	Quoted Prices in Active Markets (Level I)
December 31 (thousands of dollars)	2013	2012
Mutual funds
Equity	$4,095	2,907
Balanced	1,252	974
International	715	539
Money market	366	204
Fixed income	147	323
	6,575	4,947
Common stock and other	121	100
Investments at Fair Value	$6,696	5,047

Significant Investments

The following is a summary of investments which represented five per cent or more of the Plan’s Net Assets Available for Benefits:

December 31 (thousands of dollars)	2013	2012
Baron Asset Fund Institutional	$1,232	769
Fidelity® Dividend Growth Fund	794	560
Fidelity® International Discovery Fund	715	539
Spartan® 500 Index Fund	559	384
RS Partners Class Y	501	307
Fidelity® Equity - Income Fund - Class K	459	354
Fidelity® Retirement Money Market Portfolio	366	*
Fidelity Freedom K® 2015 Fund	*	324

* Investment is less than five per cent of net assets available for benefits in indicated year.

Net Appreciation in Fair Value of Investments

Net Appreciation/(Depreciation) in Fair Value of Investments by major category (including investments purchased, sold and held during the year) was as follows:

Year ended December 31 (thousands of dollars)	2013	2012
Mutual funds	$968	418
Common stock	(4)	7
Net Appreciation in Fair Value of Investments	$964	425

NOTE 4:                 INCOME TAXES

The Plan is based on a volume-submitted prototype plan document drafted by Fidelity Management & Research Company. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from federal income taxes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.
The Plan Administrator has analyzed any income tax assets and liabilities of the Plan and has concluded that as of December 31, 2013, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions, however, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 5:                 PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity, the Trustee, therefore these transactions qualify as party-in-interest.

In 2013, the Company incurred $554 (2012 - $173) of administrative expenses, as described in Note 1, on behalf of the Plan. The Company has not charged the Plan for these expenses.

At December 31, 2013, Plan investments included $119,594 (2012 – $98,781) of TransCanada common stock and $1,209 (2012 – $1,198) in a stock purchase account.

NOTE 6:                 SUBSEQUENT EVENTS

Subsequent events have been assessed up to the date the financial statements were available for issuance.

TRANSCANADA 401(k) AND SAVINGS IBEW 486 PLAN

EIN #: 98-0460263
PLAN #: 004

FORM 5500 SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value

	Baron Asset Fund Institutional	Mutual Fund	$1,232,034
*	Fidelity® Dividend Growth Fund	Mutual Fund	793,907
*	Fidelity® International Discovery Fund	Mutual Fund	714,914
*	Spartan® 500 Index Fund	Mutual Fund	558,536
	RS Partners Class Y	Mutual Fund	500,945
*	Fidelity® Equity - Income Fund - Class K	Mutual Fund	458,883
*	Fidelity® Retirement Money Market Portfolio	Mutual Fund	366,182
*	Fidelity Freedom K® 2035 Fund	Mutual Fund	293,043
*	Fidelity Freedom K® 2015 Fund	Mutual Fund	268,288
*	Fidelity Freedom K® 2030 Fund	Mutual Fund	207,584
	Mainstay Large Cap Growth Fund	Mutual Fund	201,755
*	Spartan® U.S. Bond Index Fund	Mutual Fund	189,886
	Artisan Mid Cap Value Fund	Mutual Fund	158,409
*	Fidelity Freedom K® 2020 Fund	Mutual Fund	154,651
*	Fidelity Freedom K® 2045 Fund	Mutual Fund	128,205
*	Fidelity Freedom K® 2040 Fund	Mutual Fund	99,307
*	Fidelity Freedom K® Income Fund	Mutual Fund	70,671
*	Fidelity Freedom K® 2025 Fund	Mutual Fund	65,595
*	Fidelity Freedom K® 2005 Fund	Mutual Fund	49,208
*	Fidelity Freedom K® 2050 Fund	Mutual Fund	35,030
	Vanguard Inflation Protected Securities Fund	Mutual Fund	22,565
*	Fidelity Freedom K® 2000 Fund	Mutual Fund	4,988
	Vanguard Total International Stock Index Fund	Mutual Fund	247
*	Spartan® Extended Market Index Fund	Mutual Fund	242
	Total Mutual Funds		6,575,075

*	TransCanada Corporation	Common Stock	$119,594
*	Fidelity Cash Reserves	Stock Purchase Account	1,209

*	Participant Loans	4.25% Interest rate maturing through 2018	123,975
	Total Investments		$6,819,853

*  Represents a party-in-interest (Note 5).

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2014

TransCanada 401(k) and Savings IBEW 486 Plan
By:	/s/ Jon A. Dobson
Jon A. Dobson Member TransCanada USA Investment Committee